UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Simpson Manufacturing Co., Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

829073105

(CUSIP Number)

Ellyn Roberts
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2012*

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The amount of the securities reported as beneficially owned by the filers of this Schedule 13D is the amount such filers beneficially owned on the date that this Schedule 13D is filed.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP 829073105

1.	Names of Reporting Persons. Simpson PSB Fund

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 145,000
8. Shared Voting Power 0
9. Sole Dispositive Power 145,000
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 145,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.3%

14. Type of Reporting Person (See Instructions) CO

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CUSIP 829073105

1.	Names of Reporting Persons. Barclay Simpson

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,361,567
8. Shared Voting Power 0
9. Sole Dispositive Power 6,361,567
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,361,567

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 13.0%

14. Type of Reporting Person (See Instructions) IN

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CUSIP 829073105

1.	Names of Reporting Persons. Sharon Simpson

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,000,000
8. Shared Voting Power 0
9. Sole Dispositive Power 1,000,000
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 2.0%

14. Type of Reporting Person (See Instructions) IN

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CUSIP 829073105

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the “Stock”) of Simpson Manufacturing Co., Inc. (“SSD”). The principal executive office of SSD is located at 5956 W. Las Positas Blvd., Pleasanton, CA 94588.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	The persons filing this Schedule 13D are Barclay Simpson, Sharon Simpson and Simpson PSB Fund (“PSB”). PSB is a California nonprofit public benefit corporation. The directors of PSB are Barclay Simpson, who is also president, and Sharon Simpson, who is also vice president. Dr. John B. Simpson and Dr. John R. Murray are no longer directors of PSB and therefore will no longer file reports under Section 13(d) of the Act with respect to their holdings of SSD equity securities unless they are otherwise required to do so.

(b)	The business address of Barclay Simpson, PSB and Sharon Simpson is 3669 Mount Diablo Boulevard, Lafayette, CA 94549

(c)	Barclay Simpson was chairman of the board of directors of SSD until January 1, 2012. From then until December 16, 2013, when he retired from the board, he was chairman emeritus.

(d)	During the last five years, none of the persons listed in Item 2(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the persons listed in Item 2(a) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All of such natural persons are U.S. citizens.

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CUSIP 829073105

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

PSB	Stock was acquired by gift	0
Barclay Simpson	PF	Nominal
Sharon Simpson	Stock was acquired by gift	0

Item 4. Purpose of Transaction

Barclay Simpson, directly and indirectly, made various charitable donations from November 13, 2012 through March 25, 2014 of 489,306 shares of the Stock in the aggregate, including 313,806 shares donated by PSB.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each person named in Item 2 of this statement is as follows at the date hereof:

	Aggregate Beneficially Owned		Voting Power		Dispositive Power
Name	Number	Percent	Sole	Shared	Sole	Shared
PSB	145,000	0.3	145,000	0	145,000	0
Barclay Simpson	6,361,567*	13.0	6,361,567*	0	6,361,567*	0
Sharon Simpson	1,000,000	2.0	1,000,000	0	1,000,000	0

* Includes 6,019 shares of Stock owned indirectly through SSD’s profit sharing trust.

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CUSIP 829073105

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons named in Item 2 since September 14, 2012, the date that was 60 days before the date on the cover page :

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
PSB	Gift (disposal)	11/13/12	230,000	N/A (1)
Barclay Simpson	Sale	05/08/13	13,490	$28.7937
PSB	Sale	05/08/13	5,510	$28.7937
Barclay Simpson	Sale	05/09/13	6,374	$28.8083
PSB	Sale	05/09/13	2,604	$28.8083
Barclay Simpson	Sale	05/10/13	9,230	$28.7900
PSB	Sale	05/10/13	3,770	$28.7900
Barclay Simpson	Sale	05/13/13	12,070	$28.7328
PSB	Sale	05/13/13	4,930	$28.7328
Barclay Simpson	Sale	05/14/13	35,500	$29.1470
PSB	Sale	05/14/13	14,500	$29.1470
Barclay Simpson	Sale	05/15/13	28,400	$21.2156
PSB	Sale	05/15/13	11,600	$21.2156
Barclay Simpson	Sale	05/16/13	4,970	$29.0869
PSB	Sale	05/16/13	2,030	$29.0869
Barclay Simpson	Sale	05/17/13	52,466	$28.9400
PSB	Sale	05/17/13	21,430	$28.9400
Barclay Simpson	Sale	05/20/13	10,180	$28.9151
PSB	Sale	05/20/13	2,820	$28.9151
PSB	Gift (disposal)	12/5/13	83,806	N/A (2)
Barclay Simpson	Reduction of 401(a) plan assets	12/5/13	179	N/A
Barclay Simpson	Gift (disposal)	1/31/14	30,500	N/A (3)
Barclay Simpson	Gift (disposal)	3/25/14	145,000	N/A (4)
PSB	Gift (acquisition)	3/25/14	145,000	N/A (4)

(1) These securities were a gift from PSB to the Berkeley Art Museum.
(2) These securities were a gift from PSB to the University of California.
(3) These securities were a gift from Barclay and Sharon Simpson 2007 Trust, Dated May 25, 2007, to the California Shakespeare Theater.
(4) These securities were a gift from Barclay and Sharon Simpson Trust, Dated May 25, 2007, to PSB. See Item 4.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

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CUSIP 829073105

Item 7. Material to Be Filed as Exhibits

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2014

/s/ Barclay Simpson /s/Sharon Simpson	SIMPSON PSB FUND By: /s/ Barclay Simpson President

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CUSIP 829073105

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G and reports on Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Barclay Simpson, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: October 21, 2014

/s/ Barclay Simpson /s/ Sharon Simpson	SIMPSON PSB FUND By: /s/ Barclay Simpson President

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